Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140330

Prospectus

2,083,334 Shares

NOBLE INTERNATIONAL, LTD.

Common Stock

The common stock being registered by this prospectus may be sold from time to time by the selling security holders identified on page 11 upon conversion of their notes. See “The Company – Recent Developments – Amended and Restated Convertible Subordinated Notes.” The selling security holders may sell or distribute the shares, from time to time depending on market conditions and other factors, through underwriters, dealers, brokers or other agents, directly to one or more purchasers, or by any other method permitted pursuant to applicable law. See “Plan of Distribution.”

Our common stock is traded on the Nasdaq National Market under the symbol “NOBL.” On January 10, 2007, the last reported sale price of our common stock was $19.16 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 3 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the sale of the notes or the common stock or determined that the information in this prospectus is accurate and complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is February 20, 2007

ABOUT THIS PROSPECTUS

This prospectus is a part of the registration statement that we filed with the Securities and Exchange Commission. The selling security holders named in this prospectus may from time to time sell the securities described in the prospectus. You should read this prospectus together with the more detailed information regarding our company, common stock, and our financial statements and notes to those statements that appear elsewhere in this prospectus and any applicable prospectus supplement together with the additional information that we incorporate in this prospectus by reference, which we describe under the heading “Incorporation of Certain Documents By Reference.”

You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus. The common stock is not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the prospectus or prospectus supplement, as applicable.

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SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in the notes. For a more complete understanding of our company and the notes, we encourage you to read this entire document, including “Risk Factors,” the financial information included in or incorporated by reference into this prospectus and the documents to which we have referred.

Unless otherwise indicated or required by the context, as used in this prospectus the terms “Noble,” “we,” “our” and “us” refer to Noble International, Ltd. and all of its subsidiaries that are consolidated under accounting principles generally accepted in the United States, referred to as “GAAP.”

THE COMPANY

Noble International Ltd., through its subsidiaries, is a full-service provider of tailored laser welded blanks and tubular products primarily for the automotive industry. Noble’s laser-welded blanks and tubes are manufactured from two or more blanks of varying thickness and sizes welded together utilizing automated laser assemblies, and are used by original equipment manufacturers or their suppliers in automobile body components such as doors, fenders, bodyside panels, and pillars.

Noble operates twelve locations in Michigan, Kentucky, Ohio, Indiana, Canada, Australia and Mexico. Noble’s executive offices are located at 28213 Van Dyke Ave, Warren, MI 48093, and its telephone number is (586) 751-5600. Noble’s common stock is traded on the NASDAQ National Market under the symbol NOBL (the “common stock”). Noble’s website is www.nobleintl.com.

Recent Developments

Amended and Restated Convertible Subordinated Notes

In the third quarter of 2006, Noble voluntarily redeemed $7.5 million in principal amount of its $40.0 million 4% convertible subordinated notes (the “4% notes”). The 4% notes were originally issued pursuant to a Securities Purchase Agreement dated as of March 25, 2004 by and among Noble and the buyers party thereto in transactions exempt from the registration requirements of the federal securities laws. Following an advance of $7.5 million to Noble from the holders identified in the section of this prospectus entitled, “Selling Security Holders,” the 4% notes were amended and restated pursuant to the terms of the Amended and Restated Convertible Subordinated Notes dated as of October 11, 2006 (the “6% notes”). As consideration for the advance, each of the holders received a pro rata share of the 6% notes in addition to the amount held by such holders prior to the advance and subsequent amendment. On January 10, 2007, certain terms of the 6% notes were amended pursuant to the First Amendment to Amended and Restated Convertible Notes executed between Noble and the holders of the 6% notes (as amended, the “notes”). In connection with the issuance of the notes, we entered into a Registration Rights Agreement dated October 11, 2006 (the “Registration Rights Agreement”) with the holders of the notes. The notes have a five-year maturity and pay simple interest at an annual rate of 8%. Accrued interest is paid semi-annually on the first day of March and September beginning March 1, 2007. In the event that the notes are not re-issued in book entry form by January 30, 2007, the annual interest rate will set to 7%.

The notes are convertible by the selling security holders into shares of common stock at a conversion price equal to $19.50 in principal amount of the notes per share, subject to customary adjustments for stock dividends, stock splits, stock combinations, reclassifications and similar transactions.

On or after the third anniversary date of issuance, Noble may redeem some or all of the notes if the common stock price exceeds 120% of the adjusted conversion price for at least 20 of the 30 consecutive trading days prior to the notice of redemption. In the event of a change of control, each selling security holder will have the right to require Noble to repurchase the notes at a price equal to the greater of (i) the product of the (x) amounts being redeemed and (y) the quotient determined by dividing (A) the closing price of common stock immediately following the public announcement of the proposed change in control by (B) the conversion price and (ii) 110% of the amount being redeemed. Any amounts payable in excess of the amounts being redeemed are payable in cash or common stock, at Noble’s option. In addition, in the event of a change in control, each selling security holder is entitled to receive from Noble, upon conversion of its note, a “Make-whole Premium” in cash or common stock equal in value to an amount between $60 and $180 for each $1000 in principal amount of the notes converted (the precise amount depending on the date of conversion). In the event of a default under the notes, each selling security holder may require Noble to redeem all or any portion of its note at a price equal to the greater of (i) the product of (A) the principal amount of the notes, plus accrued by unpaid interest, being redeemed and (B) a “Redemption Premium” of 120% upon certain events of default and 100% upon others, or (ii) the product of (A) the principal amount of the notes, plus accrued by unpaid interest, being redeemed divided by the conversion price then in effect and (B) the closing sales price of Noble’s common stock on the date immediately preceding the event of default.

This description of the notes does not purport to be complete and is qualified in its entirety by reference to the form of notes set forth as Exhibit 4.1 to this Registration Statement and incorporated herein by reference. Terms not defined herein shall, in each case, have the meaning ascribed thereto in the notes.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth under “Risk Factors” below.

Words such as “expect”, “anticipate”, “intend”, “plan”, “believe”, “estimate” and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

RISK FACTORS

You should carefully consider the following factors and other information included or incorporated by reference in this prospectus before deciding to purchase the notes or common stock. Any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects, which could in turn have a material adverse effect on the price of common stock or the value of the notes. In this case, you may lose all or part of your investment.

Outstanding Indebtedness. In order to finance its operations, including costs related to the consummation of various acquisitions, Noble has incurred indebtedness. Noble maintains a $110.0 million secured credit facility with a syndication of commercial banks with a maturity date of October 2011. As of December 8, 2006, Noble has borrowed $73,659,143 under the credit facility. Noble’s credit facilities are secured by substantially all of its assets as well as the assets of its subsidiaries. In addition to certain financial covenants, Noble’s credit facilities restrict its ability to incur additional indebtedness or pledge assets. As of December 8, 2006, Noble is in compliance with all of the terms of its credit facilities. Noble may not be able to comply with the terms of its credit facilities in the future. All of Noble’s $32.5 million outstanding 4% Convertible Subordinated Notes that were set to mature March 31, 2007 have been amended and restated pursuant to certain Amended and Restated Convertible Subordinated Notes dated as of October 11, 2006, as amended (the “notes”). The notes have a maturity date of October 11, 2011, and are subordinated to all senior indebtedness of Noble. The interest rate on the notes is 8% and is fixed for the entire term.

Debt Service Obligations. Noble’s business is subject to all of the risks associated with substantial leverage, including the risk that available cash may not be adequate to make required payments. Noble’s ability to satisfy outstanding debt obligations from cash flow is dependent upon its future performance and is subject to financial, business and other factors, many of which may be beyond its control. In the event that Noble does not have sufficient cash resources to satisfy its repayment obligations, it would be in default under the agreements pursuant to which such obligations were incurred, which would have a material adverse effect on its business. To the extent that Noble is required to use cash resources to satisfy interest payments to the holders of outstanding debt obligations, it will have fewer resources available for other purposes. While Noble has reduced its leverage and improved its liquidity over the past several years, Noble may increase its leverage in the future, whether as a result of operational or financial performance, acquisition or otherwise.

Reliance on Major Customers. Sales to the automotive industry accounted for substantially all of Noble’s sales from continuing operations as of December 8, 2006. In addition, Noble’s automotive sales are highly concentrated among a few major original equipment manufacturers (“OEMs”) and Tier I suppliers. Thus, the loss of any significant customer or the failure of any significant customer to pay amounts due to Noble could have a material adverse effect on Noble’s business. As is typical in the automotive supply industry, Noble has no long-term contracts with any of its customers. Noble’s customers provide annual estimates of their requirements; however, sales are made on a short-term purchase order basis. There is substantial and continuing pressure from the major OEMs and Tier I suppliers to reduce costs, including the cost of products purchased from outside suppliers. If in the future Noble is unable to generate sufficient production cost savings to offset price reductions, its gross margins could be adversely affected.

Risks Relating to Acquisitions, Including Recent Acquisitions. The automotive component supply industry is undergoing consolidation as OEMs seek to reduce both their costs and their supplier base. Future acquisitions may be made in order to enable Noble to expand into new geographic markets, add new customers, provide new products, expand manufacturing and service capabilities and increase automotive model penetration with existing customers. Noble may not be successful in identifying appropriate acquisition candidates or in successfully combining operations with such candidates if they are identified. It should be noted that any acquisitions could involve the dilutive issuance of equity securities or the incurrence of debt. In addition, acquisitions involve numerous other risks, including difficulties in assimilation of the acquired company’s operations following consummation of the acquisition, the diversion of management’s attention from other business concerns, risks of producing products we have limited experience with, the potential loss of key customers of the acquired company, and the ability of pre-acquisition due diligence to identify all possible issues that may arise with respect to products of the acquired company. All these acquisition risks could materially and adversely affect the financial performance of Noble.

In October 2006 Noble acquired Pullman Industries, Inc. (“Pullman”), as reported on Noble’s Current Report on Form 8-K filed with the SEC on October 17, 2006. Pullman is engaged in the business of rollforming of metal products, a new product line for Noble. While Noble performed a due diligence investigation on Pullman and retained most of Pullman’s management, there can be no guaranty that Noble identified and addressed all risks related to the ownership or operation of Pullman.

In October 2006 Noble also announced the signing of a binding letter of intent to acquire the European laser welded blanking business of Arcelor, S.A. (the “Arcelor LWB Business”) as reported on Noble’s Current Report on Form 8-K filed with the SEC on October 27, 2006. The binding letter of intent is subject to several contingencies that may give either party the right to walk away from the transaction before it closes. Such contingencies include mutual due diligence investigations, financing and regulatory approvals. If the transaction proceeds, Noble will incur additional debt to finance the acquisition and issue a significant amount of its equity securities that would result in significant dilution of existing shareholders. In addition, Noble will face risks relating to the ownership, operation or integration of the Arcelor LWB Business that could materially and adversely affect the financial performance of Noble. Issues that arise relating to the ownership, operation or integration of Pullman or the Arcelor LWB Business could materially and adversely affect the financial performance of Noble.

Failure to Obtain Business on New and Redesigned Model Introductions. Noble’s automotive product lines are subject to change as its customers, including both OEMs and Tier I suppliers, introduce new or redesigned products. Noble competes for new business both at the beginning of the development phase of new vehicle models, which generally begins two to five years prior to the marketing of such models to the public, and upon the redesign of existing models. Noble’s sales would be adversely affected if Noble fails to obtain business on new models, fails to retain or increase business on redesigned existing models, if Noble’s customers do not successfully introduce new products incorporating Noble’s products, or if market demand for these new products does not develop as anticipated.

Competition. Markets for all of Noble’s products are extremely competitive. Noble competes based upon a variety of factors, including engineering, product design, process capability, quality, cost, delivery and responsiveness. In addition, with respect to certain of Noble’s products, Noble faces competition from divisions of its OEM customers. Noble’s business may be adversely affected by competition, and Noble may not be able to maintain its profitability if the competitive environment changes.

Dependence on Continuous Improvement of Production Technologies. Noble’s ability to continue to meet customer demands within its automotive operations with respect to performance, cost, quality and service will depend, in part, upon its ability to remain technologically competitive with its production processes. New automotive products are increasingly complex, require increased welding precision, use of various materials and have to be run at higher production speeds and with lower scrap ratios in order to reduce costs. The investment of significant additional capital or other resources may be required to meet this continuing challenge. If Noble is unable to improve its production technologies, it may lose business and possibly be forced to exit from the particular market.

Design and Engineering Resources. Within the automotive industry, OEMs and Tier I suppliers require their suppliers to provide design and engineering input during the product development process. The direct costs of design and engineering are generally borne by Noble’s customers. However, Noble bears the indirect cost associated with the allocation of limited design and engineering resources to such product development projects. Despite Noble’s up-front dedication of design and engineering resources, its customers are under no obligation to order the subject components or systems from Noble following their development. In addition, when Noble deems it strategically advisable, it may also bear the direct up-front design and engineering costs as well. Noble’s dedication of design and engineering resources, or up-front design and engineering expenditures, may have a material adverse effect on Noble’s financial condition, cash flow or results of operations.

Industry Cyclicality and Seasonality. The automotive industry is highly cyclical and dependent on consumer spending. Economic factors adversely affecting automotive production and consumer spending could adversely impact Noble’s business. In addition, the automotive component supply industry is somewhat seasonal. Noble’s need for continued significant expenditures for capital equipment purchases, equipment development and ongoing manufacturing improvement and support, among other factors, make it difficult for us to reduce operating expenses in a particular period if our net sales forecasts for such period are not met, because a substantial component of our operating expenses are fixed costs. Generally, revenue and operating income increase during the second calendar quarter of each year as a result of the automotive industry’s spring selling season, which is the peak sales and production period of the year. Revenue and operating income generally decrease during July and December of each year as a result of changeovers in production lines for new model years as well as scheduled OEM plant shutdowns for vacations and holidays.

Noble’s historical results of operations have generally not reflected typical cyclical or seasonal fluctuations in revenues and operating income. The acquisitions and divestitures completed by Noble have resulted in a growth trend through successive periods which has masked the effect of typical seasonal fluctuations. Noble’s business may not continue its historical growth trend, continue to be profitable, or conform to industry norms for seasonality in future periods.

U.S. and Global Economic Conditions. Demand in the automotive industry is significantly dependent on the U.S. and the global economies, and Noble’s business and profitability are exposed to current and future uncertainties. Demand in the automotive industry fluctuates in response to overall economic conditions and is particularly sensitive to changes in interest rate levels, consumer confidence and fuel costs. The threat or act of terrorism and war, the recession, higher energy costs and other recent developments have adversely affected consumer confidence throughout the U.S. and much of the world, and exacerbated the uncertainty in Noble’s markets. The future impact resulting from changes in economic conditions is difficult to predict. Our results of operations would be harmed by any sustained weakness in demand or continued downturn in the economy.

Noble’s sales are impacted by automotive retail inventory levels and production schedules. In recent years, OEM customers have significantly reduced their production and inventory levels due to the uncertain economic environment. It is extremely difficult to predict future production rates and inventory levels for such OEM customers. Any additional decline in production rates and/or inventory levels would adversely affect our operating results.

Price Reduction Pressures From Customers. Noble and other suppliers to the automotive markets face continued price reduction pressure from our customers. The U.S.-based OEMs, in particular, have experienced significant market share erosion to non-U.S.-based OEMs over the past few years, thereby putting pressure on their profitability. These OEMs respond by pressuring their suppliers, including Noble, to reduce the prices of products sold to such OEMs. To the extent this trend continues, the price reduction pressures experienced by Noble will be ongoing. While Noble constantly strives to sustain and improve its margins through a variety of efforts, Noble may not be able to maintain or improve its operating results in the face of such price reduction pressures.

Risk of Labor Interruptions. Within the automotive supply industry substantially all of the hourly employees of the OEMs and many Tier I suppliers are represented by labor unions, and work pursuant to collective bargaining agreements. The failure of any of Noble’s significant customers to reach agreement with a labor union on a timely basis, resulting in either a work stoppage or strike, could have a material adverse effect on Noble’s business. During 1999, production workers at Noble’s facility in Michigan elected to be represented by the UAW. A three-year collective bargaining agreement was entered into in September 2000 and expired in December 2003. In January 2004, Noble entered into a new five-year collective bargaining agreement, which expires in December 2008, with the UAW at its facility in Michigan. Noble’s Silao, Mexico facility is represented by the National Union of Employees for the Industry of Manufacturing, Repair and Operation of Heavy Machinery, Equipment, Parts and Components, Similar and Related of the Mexican Republic. The union contract in Mexico is negotiated and renewed on an annual basis. Pullman Industries, Inc., acquired by Noble on October 12, 2006, is party to a collective bargaining agreement with the UAW at its South Haven, Michigan manufacturing facility and with the International Brotherhood of Teamsters at its Pullman Manufacturing Division facility. Pullman’s Mexican Subsidiaries, Pullman de Queretaro and Pullman de Puebla, are each party to a collective bargaining agreement with the Confederation of Workers and Farm Laborers. Although no facility has been subject to a strike, lockout or other major work stoppage, any such incident would have a material adverse effect on Noble’s operating income.

Product Liability Exposure. Within the automotive operations, Noble faces an inherent business risk of exposure to product liability claims if the failure of one of its products results in personal injury or death. Material product liability losses may occur in the future. In addition, if any of Noble’s products prove to be defective, Noble may be required to participate in a recall involving such products. Noble maintains insurance against product liability claims, but there can be no assurance that such coverage may be adequate or may continue to be available to Noble on acceptable terms or at all. A successful claim brought against Noble in excess of available insurance coverage or a requirement to participate in any product recall could have a material adverse effect on its business.

Impact of Environmental Regulation. Noble is subject to the requirements of federal, state and local environmental and occupational health and safety laws and regulations. Although Noble has made and will continue to make expenditures to comply with environmental requirements, these requirements are constantly evolving, and it is impossible to predict whether compliance with these laws and regulations may have a material adverse effect on Noble in the future. If a release of hazardous substances occurs on or from Noble’s properties or from any of its disposals at offsite disposal locations, or if contamination is discovered at any of Noble’s current or former properties, it may be held liable, and the amount of such liability could be material.

Dependence on Key Personnel. Noble’s operations are dependent upon its ability to attract and retain qualified employees in the areas of engineering, operations and management, and are greatly influenced by the efforts and abilities of its Chairman and executive officers. Noble has employment agreements with its Chairman and several executive officers. Noble does not maintain key-person life insurance on its executives. In February 2006, Christopher L. Morin resigned as Noble’s Chief Executive Officer and as a member of the Board of Directors. In March 2006, Thomas L. Saeli was appointed Chief Executive Officer. Mr. Saeli has served on Noble’s Board of Directors since 2002 and will remain a member of the Board of Directors. Mr. Saeli entered into an employment agreement with Noble in May 2006.

Control by Existing Stockholders. Robert J. Skandalaris owns and/or controls approximately 15% of the outstanding common stock. As a result, Mr. Skandalaris is able to exert significant influence over the outcome of all matters submitted to a vote of Noble’s stockholders, including the election of directors, amendments to Noble’s Certificate of Incorporation and approval of significant corporate transactions. Such consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control that might be beneficial to other stockholders.

Anti-Takeover Provisions. Certain provisions of Noble’s Certificate of Incorporation and Bylaws may inhibit changes in control of Noble not approved by the Board of Directors. These provisions include: (i) a prohibition on stockholder action through written consents; (ii) a requirement that special meetings of stockholders be called only by the Board of Directors; (iii) advance notice requirements for stockholder proposals and nominations; (iv) limitations on the ability of stockholders to amend, alter or repeal the Bylaws; and (v) the authority of the Board of Directors to issue, without stockholder approval, preferred stock with such terms as the Board of Directors may determine. Noble will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects.

Risks Associated With International Operations. Noble operates international production facilities in Canada, Australia and Mexico. On November 30, 2006, Noble, through its subsidiary Noble Metal Processing Asia Limited, entered into an Equity Joint Venture Contract with WISCO Jiangbei Steel Processing and Logistics Co., Ltd., a wholly owned subsidiary of Wuhan Iron and Steel Group Company, for the establishment of a Chinese joint venture company to manufacture and sell laser welded blank products within the People’s Republic of China. Noble’s business strategy may include the continued expansion of international operations. As Noble expands its international operations, it will increasingly be subject to the risks associated with such operations, including: (i) fluctuations in currency exchange rates; (ii) compliance with local laws and other regulatory requirements; (iii) restrictions on the repatriation of funds; (iv) inflationary conditions; (v) political and economic instability; (vi) war or other hostilities; (vii) overlap of tax structures; and (viii) expropriation or nationalization of assets. The inability to effectively manage these and other risks could adversely affect Noble’s business.

Shares Eligible for Future Sale. Noble cannot predict the effect that future sales of its common stock will have on the market price of common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the market price of the common stock. On January 10, 2006, Noble’s Board of Directors authorized and declared a three-for-two stock split of common stock to shareholders of record on January 27, 2006, effected on February 3, 2006 (the “Stock Split”). As a result of the Stock Split, the total float of Noble’s shares of common stock increased proportionately, thereby increasing the potential future sales of common stock.

Possible Volatility of Trading Price. The trading price of common stock could be subject to significant fluctuations in response to, among other factors, variations in operating results, developments in the automotive industry, general economic conditions, fluctuations in interest rates and changes in securities analysts’ recommendations regarding Noble’s securities. Such volatility may adversely affect the market price of the common stock.

Possible Failure of SET Enterprises, Inc. (“SET”). In February 2001, Noble sold two of its non-core subsidiaries to SET, a qualified minority business enterprise providing metal processing services to the automotive OEMs. As a result of additional investments made in October 2006, Noble currently holds approximately $10.0 million in face value of 8% Series A and Series B non-convertible, non-voting SET preferred stock and 4% of the issued and outstanding shares of SET common stock. During the fourth quarter of 2005, Noble recognized a $7.9 million impairment charge related to the SET investments based upon management’s estimate of fair value of these investments using a discounted cash flow model and other fair value tools in conjunction with SET’s current and projected financial performance. In addition, Noble provides a $3.0 million guarantee of SET’s senior debt. The failure of SET’s business could materially adversely affect Noble’s financial condition if it resulted in SET’s inability to pay dividends or its senior debt resulting in Noble’s requirement to perform under the guarantee. In addition, Noble’s relationship with SET provides minority content in product sold to certain OEMs. These OEMs use a supplier’s percentage of minority content as a consideration when awarding new business. To the extent that Noble could not replace minority content provided by SET with content from another minority business enterprise, the failure of SET could affect the future award of new business to Noble.

Impact of Future Sales of Common Stock. We may, in the future, sell additional shares of common stock to raise capital. We may also issue additional shares of common stock to finance future acquisitions. Further, a substantial number of shares of common stock are reserved for issuance pursuant to stock options and upon conversion of the notes and our outstanding convertible notes. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for common stock. The issuance of substantial amounts of common stock, or the perception that such sales may occur, could adversely affect the market price for common stock and/or the trading price for the notes.

Risks Associated with Redemption of Notes. The redemption of some or all of the notes into or with common stock will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of common stock.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the common stock issuable upon conversion of the notes after payment of all discounts, commissions and other sales charges. We will not receive any of the proceeds from the sale of the common stock issuable upon conversion of the notes offered by the selling stockholders under this prospectus, but we have agreed to pay the expenses of preparing this prospectus and the related registration statement.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the trading symbol “NOBL.” The following table lists, on a per share basis for the periods indicated, the high and low closing sale prices for the common stock, as adjusted for the three-for two stock split effected on February 3, 2006 (as reported by the Nasdaq National Market):

		Common Stock Price
Fiscal Year Ended December 31,		High	Low
2004
	First Quarter	$19.07	$14.77
	Second Quarter	$21.49	$16.51
	Third Quarter	$16.37	$12.04
	Fourth Quarter	$14.45	$10.95
2005
	First Quarter	$16.93	$13.77
	Second Quarter	$15.75	$12.22
	Third Quarter	$17.83	$15.58
	Fourth Quarter	$16.62	$13.86
2006
	First Quarter	$17.62	$12.74
	Second Quarter	$16.80	$13.31
	Third Quarter	$15.61	$12.16
	Fourth Quarter	$20.37	$12.56

SELLING SECURITY HOLDERS

Up to 2,083,334 shares of common stock are being offered by this prospectus, all of which are being registered for sale for the accounts of the selling security holders and include 125% of the 1,666,667 shares issuable to the selling security holders listed herein upon conversion of the notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC.

For additional information regarding the issuance of the notes, see “Recent Developments” above. We are registering the shares of common stock in order to permit the selling security holders to offer the shares for resale from time to time. Except for the ownership of the notes and the prior ownership of the 4% notes, the selling security holders have not had any material relationship with us within the past three years.

The table below lists the selling security holders and other information regarding the beneficial ownership of the shares of common stock by each of the selling security holders. The second column lists the number of shares of common stock beneficially owned by each selling security holder, based on its ownership of the notes, as of December 1, 2006.

The third column lists the shares of common stock which may be offered by this prospectus by the selling security holders. The fourth column in the table below assumes the sale of all of the shares offered by the selling security holders pursuant to this prospectus. The selling security holders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Under the terms of the notes, a selling security holder may not convert the notes to the extent such conversion or exercise would cause such selling security holder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% or 9.99% of our then-outstanding shares of common stock following such conversion, excluding for purposes of such calculation shares of common stock issuable upon conversion of the notes which have not been converted. By written notice to Noble, a selling security holder may waive either limitation requirement, provided that any such waiver will not be effective until the sixty-first day after such notice is delivered to Noble.

Name	Number of Shares Beneficially Owned Prior to the Offering (1)(2)	Maximum Number of Shares Registered Hereby (3)	Beneficial Ownership After the Offering (4)
Whitebox Convertible Arbitrage Partners, L.P. (5)	740,228	1,681,090	-0-
Whitebox Diversified Convertible Arbitrage Partners, L.P. (6)	76,923	96,154	-0-
Guggenheim Portfolio Company XXXI, LLC (7)	153,846	192,308	-0-
HFR RVA Combined Master Trust (8)	91,026	113,782	-0-

(1)	The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which a selling security holder has sole or shared voting power or investment power and also any shares which an individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right.

(2)	The shares listed in this column for each selling security holder include those shares that such selling security holder has the right to acquire within 60 days of the date of this prospectus. Unless otherwise indicated, such selling security holder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling security holders.

(3)	The number of shares registered on behalf of each selling security holder and listed in this column is based on 125% of the estimated number of shares of common stock issuable to the selling security holder upon conversion of the note directly held by it at a conversion price of $19.50 (assuming, for purposes of such calculation, that such notes were converted on the day immediately preceding the filing of the registration statement of which this prospectus is a part). We are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus.

(4)	Assumes the sale of all the common stock offered by this prospectus that is issuable upon conversion of the notes. We are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus.

(5)	The address of Whitebox Convertible Arbitrage Partners, L.P. is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416. Whitebox Advisors, LLC, Whitebox Convertible Arbitrage Advisors, LLC, Whitebox Convertible Arbitrage Fund, L.P., and Whitebox Convertible Arbitrage Fund, Ltd. may be deemed to possess indirect beneficial ownership of the shares held directly by Whitebox Convertible Arbitrage Partners, L.P. Andrew Redleaf is the managing member of Whitebox Advisors, LLC and therefore may be deemed to beneficially own these shares. Whitebox Convertible Arbitrage Partners, L.P. may be deemed to beneficially own those shares beneficially owned by Whitebox Diversified Convertible Arbitrage Partners, L.P. and Whitebox Advisors, LLC.

(6)	The address of Whitebox Diversified Convertible Arbitrage Partners, L.P. is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416. Whitebox Advisors, LLC, Whitebox Diversified Convertible Arbitrage Advisors, LLC, Whitebox Diversified Convertible Arbitrage Fund, L.P., and Whitebox Diversified Convertible Arbitrage Fund, Ltd. may be deemed to possess indirect beneficial ownership of the shares held directly by Whitebox Convertible Arbitrage Partners, L.P. Andrew Redleaf is the managing member of Whitebox Advisors, LLC and therefore may be deemed to beneficially own these shares. Whitebox Diversified Convertible Arbitrage Partners, L.P. may be deemed to beneficially own those shares beneficially owned by Whitebox Convertible Arbitrage Partners, L.P. and Whitebox Advisors, LLC.

(7)	The address of Guggenheim Portfolio Company XXXI, LLC is 135 East 57th Street, 11th Floor, New York, New York 10022. Guggenheim Advisors, LLC is the manager of Guggenheim Portfolio Company XXXI, LLC. Pursuant to an investment management agreement, Whitebox Advisors, LLC serves as the investment advisor for Guggenheim Portfolio Company XXXI, LLC and has voting and investment power over the shares offered by Guggenheim Portfolio Company XXXI, LLC. Andrew Redleaf is the managing member of Whitebox Advisors, LLC and therefore may be deemed to beneficially own these shares.

(8)	The address of HFR RVA Combined Master Trust is 10 South Riverside Plaza, Suite 1450, Chicago, Illinois 60606. Pursuant to a trading manager agreement, Whitebox Advisors, LLC serves as investment adviser to HFR RVA Combined Master Trust and has voting and investment power over the shares offered by HFR RVA Combined Master Trust. Andrew Redleaf is the managing member of Whitebox Advisors, LLC and therefore may be deemed to beneficially own these shares.

PLAN OF DISTRIBUTION

The selling security holders may, from time to time, sell any or all of the securities offered by this prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling the shares of common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling security holders to sell a specified number of such securities at a stipulated price;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell the securities under Rule 144 or Rule 144A under the Securities Act, if available, rather than under this prospectus.

The selling security holders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by a selling security holder. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of common stock if liabilities are imposed on that person under the Securities Act.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling security holders have advised us that they have acquired their securities in the ordinary course of business and they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling security holder. If we are notified by any selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed on for us by Foley & Lardner LLP, Detroit, Michigan.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting and the related financial statement schedule incorporated in this prospectus by reference from Noble’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Exchange Act. In accordance with the Exchange Act, we file reports, proxy statements, and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements, and other information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings are also available on the Securities and Exchange Commission’s web site. The address of this site is http://www.sec.gov.

We have filed with the Securities and Exchange Commission a registration statement (which term includes all amendments, exhibits, and schedules thereto) on Form S-3 under the Securities Act with respect to the shares offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement because certain information has been incorporated into the registration statement by reference in accordance with the rules and regulations of the Securities and Exchange Commission. Please review the documents incorporated by reference for a more complete description of the matters to which such documents relate. The registration statement may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.W., Room 1580, Washington, D.C. 20549 and is available to you on the Securities and Exchange Commission’s web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference into this prospectus the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Current Reports on Form 8-K as filed with the SEC on January 12, 2006, January 17, 2006, February 23, 2006, March 1, 2006, March 3, 2006, March 7, 2006, April 4, 2006, April 6, 2006,

May 10, 2006, May 24, 2006, July 21, 2006, August 25, 2006, September 1, 2006, October 17, 2006, October 26, 2006, October 27, 2006, December 1, 2006, December 6, 2006, December 22, 2006, January 4, 2007 and January 16, 2007; and

•	the description of common stock contained in our Registration Statement on Form 8-A filed on November 6, 1997 and any amendments or reports filed for the purpose of updating such description.

All documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicate that all securities offered under this prospectus have been sold, or that deregister all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

Noble International Ltd.

33 Bloomfield Hills Parkway

Suite 240

Bloomfield Hills, MI 48304

(248) 220-2001

Attention: Corporate Secretary